

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Ms. Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China
Also via facsimile at 8610 5992 5001

      Re: **Baidu, Inc.**
               Form 20-F for Fiscal Year Ended December 31, 2009
               Filed March 26, 2010
               File No. 000-51469

Dear Ms. Li:

We have reviewed your response letter dated August 31, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 13, 2010.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 7. Major shareholders and Related Party Transactions

B. Related Party Transactions

Contractual Arrangements with Beijing Perusal and Its Shareholders, page 83

1.   We note your response to prior comment 4; however, it appears that your separate agreements with each of Beijing Perusal and BaiduPay are required to be filed as exhibits to your Form 20-F. Refer to Instruction 4(b)(ii) to Exhibits in the Form 20-F. Please amend your Form 20-F to include these agreements as exhibits or file a schedule that identifies the material terms of each agreement that have been omitted from the form documents that you have filed.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please contact Stephani Bouvet at (202) 551-3545 or Matthew Crispino, Staff Attorney at (202) 551-3456 with any questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief